Exhibit (a)(5)(D)
(English Translation of the Japanese News Release)
April 21, 2011

Dear Sirs,

	Name of the Company:	TOMY Company, Ltd.
	Name of the Representative:	Kantaro Tomiyama
President & CEO
(Code No. 7867; The First Section of the Tokyo Stock Exchange)
	Further Inquiries:	Toshiki Miura
Managing Director &
Head of Corporate Administration
(TEL: 03-5654-1548)
Tomy Completes Tender Offer for RC2 Corporation
          As announced in “100% Acquisition of RC2 Corporation Through Tender Offer” filed March 11, 2011, TOMY Company, Ltd. (hereinafter “Tomy”) today announced the successful completion of a tender offer launched through its indirect wholly-owned subsidiary, GALAXY DREAM CORPORATION (hereinafter “GDC”) to acquire all outstanding shares of common stock of RC2 Corporation (headquarters: Illinois, USA; hereinafter “RC2”) for $27.90 per share (hereinafter the “Tender Offer”). The Tender Offer was commenced on March 24, 2011 (New York City time) and was completed at 12:00 midnight at the end of Wednesday, April 20, 2011 (New York City time).
1.	Outline of the Tender Offer
(1)	Acquirer

GALAXY DREAM CORPORATION

(2)	Target of the Tender Offer

RC2 Corporation

(3)	Type of Shares to be Acquired in the Tender Offer Common stock

(4)	Tender Offer Period

From March 24, 2011 through April 20, 2011 (20 business days)

(5)	Tender Offer Price

$27.90 per share (net to the seller in cash without interest and less any applicable withholding taxes)

(6)	Minimum Number of Shares to be Purchased

GDC will purchase the tendered shares if more than 50% of RC2’s outstanding shares on a fully-diluted basis are tendered into the Tender Offer
2.	Results of the Tender Offer
(1)	Status of Tendered Shares (as of 12:00 midnight, at the end of April 20, 2011, New York City time) Ratio of the number of shares planned to be purchased to the number of outstanding shares: 100% Ratio of the number of currently tendered shares to the number of outstanding shares (the number of currently tendered shares): approximately 89.4% (19,357,708 shares)

(Including approximately 3.3% (719,638 shares) tendered through Notice of Guaranteed Delivery (*1))
(2)	Outcome of the Tender Offer Because the number of tendered shares satisfies the minimum condition set forth in 1. (6) above, GDC will purchase all tendered shares.
(3)	Funds necessary for the payment for all tendered shares Approximately $540.1 million
3.	After Completion of the Tender Offer
     GDC has commenced a subsequent offering period (*2) to acquire all of the shares of RC2 that were not tendered in the initial offering period. The subsequent offering period commenced on April 21, 2011 and will expire at 12:00 midnight, at the end of April 25, 2011 (New York City time). During the subsequent offering period, holders of common stock of RC2 who did not previously tender their shares may do so under the same conditions as during the initial offering period except: (1) shares cannot be tendered by using the guaranteed delivery procedure, and (2) pursuant to applicable law, shares tendered during the subsequent offering period may not be withdrawn.
     Pursuant to the terms of the previously announced Agreement and Plan of Merger, dated as of March 10, 2011, among Tomy, GDC and RC2, after the expiration of the subsequent offering period, if GDC obtains at least 90% of outstanding shares of RC2 through the Tender Offer or otherwise, GDC will implement a short-form merger (a merger procedure permitted under Delaware law which does not require a meeting of RC2’s shareholders), whereby GDC will be merged with and into RC2 and RC2 will continue as the surviving company. As a result, RC2 will become a wholly-owned indirect subsidiary of Tomy and trading of RC2 common stock on NASDAQ will cease and RC2’s reporting obligations under the U.S. Securities and Exchange Act of 1934 will be suspended. Upon the effectiveness of the short-form merger, non-tendered shares of RC2 (other than treasury shares held by RC2 or shares held by Tomy or GDC or any other direct or indirect subsidiary of Tomy, which shares will be cancelled and extinguished) will automatically be cancelled and, subject to the exercise of statutory appraisal rights under Delaware law, converted into the right to receive the same $27.90 per share in cash, without interest and less any applicable withholding of taxes, that was paid in the Tender Offer. If necessary in order to accomplish the merger as a short-form merger, GDC will purchase additional shares of common stock of RC2 directly from RC2 at the same price per share paid in the Tender Offer pursuant to its “top-up” option provided for in the merger agreement, which GDC will close prior to completion of the merger.
4.	Prospects for the Future
     RC2 would become Tomy’s consolidated subsidiary upon the consummation of the Tender Offer, and the impact of the consolidation is currently under review and will be disclosed when the actual impact is determined.
(End of News Release)

*1  Notice of Guaranteed Delivery
Notice of Guaranteed Delivery is a document enabling a stockholder who is unable for certain reasons to complete the required procedures to tender shares prior to the expiration of the tender offer to do so through an eligible financial institution within three NASDAQ trading days following the closing of the tender offer.

*2  Subsequent Offering Period
After the initial offering period, a subsequent offering period during which shares can be tendered may be provided to shareholders of the tender offer target who did not tender their shares prior to the expiration of the initial offering period.
<Additional Information>
This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell RC2’s common stock. The Tender Offer is being made pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, letter of transmittal, and other related tender offer materials) that was filed by GDC with the Securities and Exchange Commission (the “SEC”) on March 24, 2011. These materials and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by RC2 on March 24, 2011, as they have been amended and supplemented and may further be amended and supplemented from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the Tender Offer. RC2’s stockholders can obtain all of these documents (and all other offer documents filed with the SEC) free of charge from the SEC’s website at http://www.sec.gov. In addition, free copies of the tender offer statement and related material may be obtained at Tomy’s website at http://www.takaratomy.co.jp/company/release/ir/index.html; and the Solicitation/Recommendation Statement, and related materials may be obtained without charge, by directing a request to 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523, or on RC2’s corporate website at www.rc2.com. The Schedule TO, Schedule 14D-9 and related materials may also be obtained for free from Okapi Partners LLC, 437 Madison Avenue, 28th floor, New York, New York 10022, Toll Free Telephone (877) 869-0171.

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